RF Acquisition Corp II

111 Somerset, #05-06

Singapore 238164

May 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link and Ronald (Ron) E. Alper

Re:	RF Acquisition Corp II
Registration Statement on Form S-1, as amended
Filed on May 8, 2024
File No. 333-277810

Dear Mr. Link and Mr. Alper,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, RF Acquisition Corp II respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 16, 2024, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

RF Acquisition Corp II

By:	/s/ Tse Meng Ng
Name:	Tse Meng Ng
Title:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP